UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MEDICAL TECHNOLOGY SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58462R505

(CUSIP Number)

January 1, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 58462R505	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard M. Lilly — S.S. No. ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 SOLE VOTING POWER 160,090 shares 6 SHARED VOTING POWER 16,380 shares 7 SOLE DISPOSITIVE POWER 160,090 shares 8 SHARED DISPOSITIVE POWER 16,380 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

176,470

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.08%

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

Cusip No. 58462R505	Page 3 of 5 Pages

ATTACHMENT

Item 1(a).	Name of Issuer

Medical Technology Systems Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

12920 Automobile Boulevard, Clearwater, Florida 33762

Item 2(a).	Name of Person Filing

Richard M. Lilly

Item 2(b).	Address of Principal Business Office or, if None, Residence

11300 Sundance Lane, Boca Raton, Florida 33428

Item 2(c).	Citizenship

See response to Number 4 on page 2.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $.001 per share

Item 2(e).	CUSIP No.

58462R505

Item 3.	If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a

(a)	Broker or Dealer registered under Section 15 of the Act

(b)	Bank as defined in section 3(a)(6) of the Act

(c)	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	Investment Company registered under Section 8 of the Investment Company Act

(e)	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(e);

Cusip No. 58462R505	Page 4 of 5 Pages

(f)	Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Investment Act.

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(j)

If this Statement is filed pursuant to Rule 13d-1(c), check this box .

Item 4.   Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 160,090 shares of Class A Common Stock are registered to Richard M. Lilly, 10,380 shares of Class A Common Stock are registered in the name of Richard M. Lilly IRA, and 3,000 shares of Class A Common Stock are registered to each of Mr. Lilly’s sons, Nicholas S. Lilly and James M. Lilly.

(b)	Percent of class: 4.08%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of 160,090 shares

(ii)	Shared power to vote or to direct the vote of 16,380 shares.

(iii)	Sole power to dispose or to direct the disposition of 160,090 shares.

(iv)	Shared power to dispose or to direct the disposition of 16,380 shares.

Item 5.   Ownership of Five Percent or Less of a Class

Cusip No. 58462R505	Page 5 of 5 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2002	/s/ RICHARD M. LILLY

Richard M. Lilly